

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Ms. Irma Norton
Chief Financial Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, Massachusetts 02458

> **Re:** **UFood Restaurant Group, Inc.**
> **Form 10-K for the Year Ended December 27, 2009**
> **File No. 333-136167**

Dear Ms. Norton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 27, 2009

Item 9A. Controls and Procedures, page 70

1. We note your response to comment 8 from staff letter dated October 14, 2010, including your statement that you continue to be unable to perform sufficient testing of your internal controls over financial reporting. It appears from your disclosure that your inability to perform this testing is connected to an acquisition which took place in 2007. Due to the passage of time since this event, it is unclear why you continue to be unable to perform sufficient testing of internal controls over financial reporting. Reference is made to Rule 15d-15 which states that management <u>must</u> evaluate their internal controls over financial reporting at the end of each fiscal year. Therefore, your continued conclusion that you are unable to test internal controls over financial reporting is not appropriate. Please provide a detailed explanation of the circumstances which prevent you from testing internal controls over financial reporting. In addition, explain how you plan to

resolve these issues and provide a specific time table for implementing this plan in the current period. We may have additional comments upon review of your response.

2. In this regard, please explain the circumstances which allow you to perform testing on your disclosure controls and procedures and conclude that they are effective, while concurrently remaining unable to test your internal controls over financial reporting.

General

3. Upon resolution of all staff comments, please file an amended Form 10-K as of December 27, 2009, to incorporate all disclosure changes as provided in your response letter of November 1, 2010. In addition, all such changes should be similarly reflected in your Form S-1 as filed on December 29, 2010 through an amendment.

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You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief